

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2024

Todd McElhatton
Chief Financial Officer
Zuora, Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Zuora, Inc.**
> **Form 10-K for the year ended January 31, 2024**
> **File No. 001-38451**

Dear Todd McElhatton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Free Cash Flow, page 58

1. We note your adjustments for shareholder litigation (shareholder matters) and acquisition-related costs appear to represent charges or liabilities that required, or will require, cash settlement. Please tell us how you considered Item 10(e)(ii)(A) of Regulation S-K which prohibits the exclusion of cash settled items from a non-GAAP liquidity measure or revise to remove these adjustments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Cohen